[redacted]

14049456

KW 3/24/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39031

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDDLEGATE SECURITIES LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 WEST 40TH STREET, FOURTH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN OSTROFSKY 212-382-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LESHKOWITZ AND COMPANY LLP
(Name – *if individual, state last, first, middle name*)

270 MADISON AVENUE	NEW YORK	NEW YORK	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

gp 3/26

OATH OR AFFIRMATION

I, STEVEN OSTROFSKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDDLEGATE SECURITIES LTD., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ISAAC M SUTTON
NOTARY PUBLIC STATE OF NEW YORK
KINGS COUNTY
LIC. #01SU4990447
COMM. EXP. 6/23/14

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDDLEGATE SECURITIES LTD.

* * * * *

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2013

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N.Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Middlegate Securities Ltd.:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Middlegate Securities Ltd. (the Company) as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Middlegate Securities Ltd. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter- Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Leshkowitz & Company LLP

New York, New York

March 14, 2014

MIDDLEGATE SECURITIES LTD.
Statement of Financial Condition
December 31, 2013

Assets:	
Cash	$ 473,920
Securities owned, at fair value	529,281
Receivable from clearing broker, net	2,848,020
Due from stockholders and officer, including accrued interest of $ 100,994	7,940,313
Prepaid expenses and other assets	186,563
Furniture, equipment and leasehold improvements less accumulated depreciation and amortization of $ 1,075,418	6,258
Restricted collateral deposit (Note 8)	63,425
Total Assets	$ 12,047,780
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accrued expenses payable	$ 153,779
Deferred rent payable	88,972
Income tax payable	29,846
Total Liabilities	272,597
Commitments and contingencies (Note 8)	
Stockholders' Equity:	
Common Stock, no par value, 200 shares authorized 100 shares issued and outstanding	400,000
Retained earnings	11,375,183
Total Stockholders' Equity	11,775,183
Total Liabilities and Stockholders' Equity	$ 12,047,780

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.
Statement of Income
Year Ended December 31, 2013

Revenues:	
Commission income	$ 4,665,591
Principal transactions	1,335,231
Other income	486,788
Total Revenues	6,487,610
Expenses:	
Employee compensation and benefits	3,994,735
Transaction and clearance fees	529,111
Charitable contributions	627,469
Rent and utilities	340,709
Professional fees	185,026
Communications and information systems	55,550
Other operating expenses	508,355
Depreciation and amortization	2,244
Total Expenses	6,243,199
Income before provision for income taxes	244,411
Provision for income taxes	64,301
Net Income	$ 180,110

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2013

	Common Stock	Retained Earnings	Stockholders' Equity
Balance at January 1, 2013	$ 400,000	$ 11,195,073	$ 11,595,073
Net income for the year		180,110	180,110
Balance at December 31, 2013	$ 400,000	$ 11,375,183	$ 11,775,183

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.
Statement of Cash Flows
Year Ended December 31, 2013

Cash Flows From Operating Activities:	
Net income	$ 180,110
Adjustment to reconcile net income to cash used in operating activities:	
Depreciation and amortization	2,244
Deferred rent	(36,816)
Changes in assets and liabilities:	
Securities owned	(299,018)
Receivable from clearing broker, net	159,255
Prepaid expenses and other assets	(8,970)
Income taxes payable	21,671
Accrued expenses	(24,277)
Restricted collateral deposit	(443)
Net cash used in operating activities	(6,244)
Cash Flows From Financing Activities:	
Net increase in loans receivable from stockholders	(94,172)
Net decrease in cash	(100,416)
Cash:	
Beginning	574,336
Ending	$ 473,920

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.
Notes to Financial Statements

1) ORGANIZATION AND NATURE OF BUSINESS:

Middlegate Securities Ltd. (the Company), a New York State "S" Corporation, is a broker-dealer registered with the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears all of its customer transactions through a clearing broker-dealer on a fully disclosed basis.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition - Commission income from customers' securities transactions and related expenses are reported on a trade date basis. Profit and loss arising from securities transactions entered into for the account of the Company are recorded on the trade date and are included as revenue from principal transactions. Unrealized gains and losses resulting from valuing marketable securities at market value are also included in the calculation of revenue from principal transactions.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – The Company's marketable securities are stated at fair value. (See Note 5)

Depreciation and Amortization - Depreciation on furniture and equipment is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes - The provision for income taxes is based on income and expenses reported in the financial statements. The Company has elected to be treated as an "S" Corporation under Federal and New York State income tax law. Accordingly, no provision has been made for Federal income tax because Federal income taxes are imposed on the shareholders based on their respective allocation of net income. New York State special franchise and surcharge taxes and New York City corporation tax are provided for in the financial statements.

Deferred income taxes arise from temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred taxes were immaterial at December 31, 2013.

3) OFF-BALANCE-SHEET RISK AND CONCENTRATIONS:

Pursuant to its clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, from carrying securities transactions introduced by the Company. In accordance with industry practices and regulatory requirements, the Company and the clearing firm monitor collateral on the customer accounts on a daily basis. In addition, the Company maintains securities accounts with its clearing broker; these accounts contain significant cash balances (See Note 4).

The Company maintains its cash balances and temporary cash investments with a large banking institution.

Due from stockholders includes significant concentrations (See Note 6).

The Company's securities are held by its clearing broker and the Company has a significant receivable from the clearing broker (See Note 4).

Management does not expect any loss to result from any of its concentrations of credit risk.

4) RECEIVABLE FROM CLEARING BROKER:

The Company has an agreement with National Financial Services, LLC ("NFS"), a Fidelity Investments company, to act as the Company's clearing broker. The net amount due from the clearing broker consists of the balances in the Company's various trading accounts maintained by NFS. Included in the receivable balance at December 31, 2013, is a deposit of $100,000 required by NFS for operating the accounts.

5) FAIR VALUE MEASUREMENTS:

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for the marketable securities measured at fair value on a recurring basis as of December 31, 2013.

	Level 1	Level 2	Level 3	Total
Corporate debt	$ 49,231		$ 141,750	$ 190,981
Corporate stock	338,300			338,300
Total	$ 387,531		$ 141,750	$ 529,281

The Level 3 security is valued at a price which takes into account the fact that it is highly illiquid and the fact that there was a recent tender offer for the security with the value of approximately $140,000.

6) RELATED PARTY TRANSACTIONS:

Due from Stockholders / Officer – The loans bear interest based on the Short Term Applicable Federal Rate, and have no definitive due date. For the year ended December 31, 2013, the effective annual interest rate was 0.25%. Interest income for the year ended December 31, 2013 with respect to these loans, totaled $19,473.

Leases - See Note 8.

7) RETIREMENT PLAN:

The Company maintains a deferred compensation plan for eligible employees. The Company may, at its discretion, contribute up to 25% of eligible compensation. The Company did not elect to make contributions to the plan for 2013.

8) COMMITMENTS:

Leases - The Company leases its New York City office under a lease that expires on May 31, 2016. In accordance with the lease terms, the Company provided the lessor with a letter of credit in the amount of $60,000 to secure its obligations under the lease. The letter of credit is collateralized by a certificate of deposit of an equal amount. The lease provides for rent abatement for the initial year of the lease term and requires monthly payments of $20,280 through May 2011 and $22,360 from June 2011 through May 2016. The lease also provides for certain escalations over the base year, as defined in the lease. In accordance with U.S. GAAP, the minimum rental payments due over the lease term are being amortized on a straight line basis at $19,292 per month over 120 months. Deferred rent payable reflected in the Statement of Financial Condition represents the unamortized portion of the amount generated by the straight-line procedure. In addition, the Company subleases a portion of the premises to an affiliate on an informal month-to-month basis. The sublease income was $48,000 for the year ended December 31, 2013.

The following is a schedule of future minimum lease payments as of December 31, 2013:

Year Ending December 31,	Amount
2014	$ 268,320
2015	268,320
2016	111,800
	$ 648,440

Rent expense for the year ended December 31, 2013 totaled $318,385.

9) REGULATORY REQUIREMENTS:

The Company is subject to Securities and Exchange Commission Rule 15c3-1 under which it is required to maintain minimum net capital of at least $250,000, pursuant to the Alternative Standard under paragraph (a)(1)(ii) of that rule. At December 31, 2013, the Company's net capital of approximately $3,400,000 exceeded minimum requirements by approximately $3,150,000.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, in accordance with paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, the Company is not required to maintain a separate bank account for the exclusive benefit of customers nor to segregate securities.

10) CASH FLOW INFORMATION:

Cash payments for income taxes for the year ended December 31, 2013 were $43,659.

SUPPLEMENTARY INFORMATION

Schedule I

MIDDLEGATE SECURITIES LTD.
Computation of Net Capital under Rule 15c-3-1 of
the Securities and Exchange Commission
As of December 31, 2013

Stockholders' Equity	$ 11,775,183
Due from stockholders and officer, including accrued interest	
of $ 100,994	7,940,313
Securities owned-non-marketable	141,750
Prepaid expenses and other assets	186,563
Furniture, equipment and leasehold improvements	
less accumulated depreciation and amortization	6,258
Restricted collateral deposit	63,425
Total charges	8,338,309
Net capital before haircuts	3,436,874
Haircuts on securities	(51,730)
Net capital	3,385,144
Minimum Capital Requirement of the Greater of $250,000 or 6-2/3%	
of Aggregate Indebtedness	250,000
Excess net capital	$ 3,135,144

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2013.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

LESHKOWITZ & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N.Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

Board of Directors of
Middlegate Securities Ltd.:

In planning and performing our audit of the financial statements of Middlegate Securities Ltd. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists

additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identity all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leshkowitz & Company LLP

New York, New York

March 14, 2014

REPORT ON SIPC ASSESSMENT RECONCILATION REQUIRED BY SEC RULE 17A-5(e)(4)

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N.Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

To the Board of Directors of
Middlegate Securities Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Middlegate Securities Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, solely to assist you and the other specified parties in evaluating Middlegate Securities Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Middlegate Securities Ltd.'s management is responsible for the Middlegate Securities Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Leshkowitz & Company LLP

New York, New York.

March 14, 2014

MIDDLEGATE SECURITIES LTD.
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS
For the Year Ended December 31, 2013

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7	$ 4,403,394
General Assessments at .0025	11,008
Payment Remitted with Form SIPC-6	(5,485)
Amount Due with Form SIPC-7	$ 5,523

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS